FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 15, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press Release dated February 15, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 28, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 15, 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2004

  Record quarterly total subscriber increase for Q4 04 of 859,968(i)
  27% increase in revenues for Q4 04 to $255.7m (Q4 03: $201.1m)*
  33% increase in EBITDA for Q4 04 to $123.8m (Q4 03: $92.8m)*
  Profit for Q4 04 of $25.9m (Q4 03: loss of $10.2m)
  Earnings per common share for Q4 04 of $0.28 (Q4 03: loss of $0.16)
  44% increase in revenues for the year to Dec 2004 to $919.3m (2003: $638.6m)*
  43% increase in EBITDA for the year to Dec 2004 to $455.3m (2003: $317.8m)*
  Profit for the year to Dec 2004 of $68.2m (2003: $178.8m)
  Earnings per common share for the year to Dec 2004 of $0.82 (2003: $2.74)

New York, Stockholm and Luxembourg – February 15, 2005 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, today announces results for the quarter and year ended December 31, 2004.

Financial summary for the years ended December 31, 2004 and 2003*

		Dec 31 2004 (unaudited)	Dec 31 2003	Change

Worldwide subscribers (unaudited) (i)
-	proportional cellular (ii)	5,332,259	4,025,577	32%
-	total cellular	7,713,201	5,690,542	36%

US$ ‘000
Revenues		919,253	638,649	44%

Operating profit before interest, taxes,		455,263	317,816	43%
depreciation and amortization, EBITDA(iii)
EBITDA margin		49.5%	49.8%	-

Profit for the year		68,241	178,823	-

Basic earnings per common share (US$)		0.82	2.74	-
Diluted earnings per common share (US$)		0.77	2.26	-

Weighted average number of shares (thousands)		83,335	65,312	-

Weighted average number of shares and
potential dilutive shares (thousands)		90,312	80,500	-

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest. Subscriber figures exclude divested operations.
(ii)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.
(iii)	EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, and general and administrative expenses from revenues.
*	Due to local issues in El Salvador, Millicom discontinued consolidating its operation in El Salvador on a proportional basis from May 2001 to September 15, 2003. Figures for 2003 exclude divested operations for financial results down to and including EBITDA and include El Salvador from September 15 to December 31, 2003 only. Figures for 2004 include El Salvador and exclude divested operations for financial results, down to and including EBITDA.

Marc Beuls, Millicom’s President and Chief Executive Officer stated:

“Millicom had a strong year with increasing growth in subscribers quarter on quarter and total growth in revenues for the year of 44%. Today Millicom has reached a total of 8 million subscribers across its operations. This excellent momentum has been created by a combination of additional investment in GSM and price elasticity in our main markets. In 2004 Millicom rolled out GSM across Central and South America and we have rebranded our GSM offering under the Tigo brand. Tigo has enabled Millicom to attract higher spending customers, particularly in Central America, which is our largest region in terms of revenues. In November we launched a GSM network in Pakistan leading to rapid growth, so that by the year end we had more than one million customers in this market and Paktel has added in excess of 275,000 new GSM customers to date. The other key driver to growth in 2004 has been the price elasticity we experienced following tariff reductions for customers, particularly in Vietnam, which have driven minutes of use for our existing customers, as well as enabling us to penetrate these markets more rapidly as cellular services become more affordable.

“This strong growth was achieved whilst operating at an annual EBITDA margin of just below 50%. The margin in the fourth quarter of 48% was impacted by the launch of the GSM service by Paktel in Pakistan. It will take Paktel more than two years to reach the margins it was experiencing prior to the launch of GSM. This will erode Millicom’s overall margin somewhat over that period of time.

“In December 2004 and January 2005 Millicom successfully raised and settled some $400 million, split evenly between equity and convertible debt, and the proceeds of this will be used primarily for funding our businesses in Vietnam and Pakistan. Negotiations for an extension of our co-operation with VMS in Vietnam are ongoing and a decision on the future of the co-operation is expected in the second quarter. In Pakistan, Millicom extended Paktel’s license and is waiting to be offered formal terms by the regulator to extend Pakcom’s license.”

FINANCIAL AND OPERATING SUMMARY*

•	Subscriber growth:

	➢	An annual increase in total cellular subscribers of 36% to 7,713,201 as at December 31, 2004.

	➢	An annual increase in proportional cellular subscribers of 32% to 5,332,259 as at December 31, 2004.

	➢	In the fourth quarter of 2004 Millicom added 859,968 net new total cellular subscribers.

	➢	Proportional prepaid subscribers increased to 4,756,113 from 3,550,322 as at December 31, 2003.

•	Financial highlights:

	➢	Revenues for the fourth quarter of 2004 were $255.7 million, an increase of 27% from the fourth quarter of 2003. Compared to the third quarter of 2004, revenues increased by 9% from $235.3 million.

	➢	EBITDA increased by 33% in the fourth quarter of 2004 to $123.8 million, from $92.8 million for the fourth quarter of 2003. Compared to the third quarter of 2004, EBITDA increased by 5% from $117.4 million.

	➢	Total shareholders’ equity was $239.0 million at December 31, 2004, compared to ($85.2) million as at December 31, 2003, resulting from the profit of the year 2004, the equity offering and the conversion of the 2% PIK Notes.

	➢	Profit for the fourth quarter of 2004 was $25.9 million, compared to a loss of $10.2 million for the fourth quarter of 2003.

➢ Net debt excluding the 5% mandatory exchangeable notes reduced to $327.4 million giving a net debt to EBITDA ratio of 0.72.

➢ Capital expenditure for the year ended December 31, 2004 was $237.0 million.

•	Total cellular minutes increased by 38% for the three months ended December 31, 2004 from the same quarter in 2003. Prepaid minutes increased by 47% in the same period.

•	Paktel, one of Millicom’s businesses in Pakistan, saw the launch of its GSM network delayed by four months following a dispute with the PTA (Pakistan regulator), which impacted the business in South Asia in the fourth quarter. Agreement was reached in October 2004 when the PTA agreed that Paktel could switch on its GSM network without charge and renew its license for 15 years from October 23rd 2004 for a fee of $291 million payable over 13 years.

•	On November 8th 2004, Millicom’s subsidiary Comvik International Vietnam signed a second Memorandum of Understanding with Vietnam Mobil Telephone Services Company (VMS-MobiFone) expressing the wish of both parties to continue working together in the future in the form of a Joint Stock Company incorporated under the Law on Enterprises of Vietnam.

•	In November Millicom won a tender for a ten year license to operate a GSM 900 network in the Republic of Chad, Central Africa.

•	In December, Millicom extended its cellular licenses in El Salvador and Ghana until 2018 and 2019 respectively.

•	In the fourth quarter Millicom raised some $400 million. Millicom announced a concurrent offering of 8 million shares in the form of Ordinary Shares or Swedish Depository Receipts (SDRs) and $175 million of 4% Convertible Bonds due 2010 (the “4% Bonds”) convertible into Ordinary Shares and/or SDRs. An additional amount of 1 million Ordinary Shares/SDRs and an additional 15% aggregate principal amount of the 4% Bonds were issued upon the exercise of options granted to the managers of the transaction, making the aggregate Share Offering 9 million Ordinary Shares and the aggregate principal amount of the 4% Bonds $200 million. The net proceeds of the offering of the $200 million 4% Bonds were paid and settled on January 7, 2005 in the amount of $195,875,000.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the fourth quarter of 2004 Millicom’s worldwide operations added a record 859,968 net new total cellular subscribers. On a proportional basis, Millicom added 594,538 subscribers, bringing the number of proportional cellular subscribers as at December 31, 2004 to 5.3 million.

At December 31, 2004, Millicom’s total cellular subscriber base increased by 36% to 7,713,201 cellular subscribers from 5,690,542 as at December 31, 2003. Particularly significant percentage increases were recorded in Ghana (135%), Laos (132%), Tanzania (79%) and Vietnam (79%). Millicom’s proportional subscriber base increased to 5,332,259 as at December 31, 2004 from 4,025,577 as at December 31, 2003, an increase of 32%.

Within the 5,332,259 proportional cellular subscribers reported at the end of the fourth quarter, 4,756,113 were prepaid subscribers. Prepaid subscribers currently represent 87% of total and 89% of proportional cellular subscribers.

Cellular Operations(i)

	Proportional (ii) Subs as at Dec 31, 2004	Proportional (ii) Subs as at Dec 31, 2003	Annualized Increase	Total Subs as at Dec 31, 2004	Total Subs as at Dec 31, 2003	Annualized Increase

South East Asia	1,125,808	680,129	66%	2,499,307	1,484,867	68%
South Asia	1,246,132	998,207	25%	1,458,846	1,192,282	22%
Central America	1,149,299	968,635	19%	1,697,036	1,412,513	20%
South America	916,465	915,174	0.1%	937,397	939,376	-0.2%
Africa	894,555	463,432	93%	1,120,615	661,504	69%

Total Cellular Ops	5,332,259	4,025,577	32%	7,713,201	5,690,542	36%

(i)	All numbers and comparatives exclude divested operations.
(ii)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004*

Total revenues for the three months ended December 31, 2004 were $255.7 million, an increase of 27% from the fourth quarter of 2003 and of 9% from the previous quarter, reflecting the increasing trend of growth in Millicom’s operations. Millicom recorded revenue growth in Africa of 63% to $44.4m in the fourth quarter of 2004 compared with the same period in 2003, with Tanzania producing growth of 85%. Fourth quarter revenues for South East Asia were $64.6 million compared to $50.2 million in the fourth quarter of 2003, an increase of 29% and for South Asia, revenues were $24.9 million, a 15% decrease from the fourth quarter of 2003, owing to the delay in launching GSM services and a reduction in the long distance and international toll charges in Pakistan.

The Central American market continued to perform strongly, producing a 30% increase in revenues from $67.4 million for the fourth quarter of 2003 to $87.9 million for the fourth quarter of 2004. Comcel, our joint venture in Guatemala was mentioned in an investigation by the Guatemalan authorities into political donations to the administration of the former President. Such political donations are lawful and common practice in Guatemala and Comcel is confident that these actions will be confirmed as legitimate political support.

In South America, revenue growth at 24% has improved significantly and Paraguay and Bolivia produced revenue increases of 27% and 20% respectively.

EBITDA for the three months ended December 31, 2004 was $123.8 million, an increase of 33% from the quarter ended December 31, 2003. EBITDA for Africa increased by 90% to $21.8 million in the fourth quarter of 2004 from $11.5 million in the fourth quarter of 2003, due to strong results and a settlement in Millicom’s favour of an interconnect dispute in Mauritius. EBITDA for South East Asia was $40.3 million for the fourth quarter, an increase of 65% from the same period in 2003 and South Asia saw a decline in EBITDA in the fourth quarter of 2004 to $4.9 million, due to decreased sales for the reasons mentioned above and increased sales and marketing costs during the period leading up to the launch of the GSM services in Pakistan. Central America recorded growth in EBITDA of 40% from the fourth quarter of 2003 to $44.7 million and the equivalent increase for South America was 37% giving EBITDA of $12.9 million. The quarterly EBITDA margin for South East Asia was 62% and for South Asia it was 20%. Central America recorded an EBITDA margin of 51% and for South America it was 40%. The EBITDA margin for Africa was 49%.

Compared to the third quarter of 2004, Group EBITDA increased by 5%. For Africa the increase was 30% and South East Asia and South America both demonstrated growth of over 10% from the previous quarter.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004*

Total revenues for the year ended December 31, 2004 were $919.3 million, an increase of 44% from 2003. Revenues for Africa were $150.0 million, increasing by 77%. In South East Asia, revenues were $231.8 million, an increase of 32% from 2003 and revenues for South Asia were $113.2 million, up 7%. Revenues for Central America were $305.0 million, an increase of 84% from 2003, reflecting growth and the reconsolidation of El Salvador since September 2003. For South America, revenues were $114.0 million , an increase of 15% from 2003.

EBITDA was $455.3 million for the year, an increase of 43% over 2003. Most notably Africa recorded an 85% increase to $65.8 million for the year ended December 31, 2004. EBITDA for South East Asia was $141.3 million, up 37% from the year to December 2003, and EBITDA for South Asia was $49.2 million, down 11%. Central America recorded EBITDA of $155.6 million, up 81%, reflecting growth and the reconsolidation of El Salvador. EBITDA for South America increased 19% year on year to $44.6 million. For the year ended December 31, 2004, the Group EBITDA margin was 49.5%; for South East Asia 61%, for South Asia 43%, for Central America 51%, for South America 39% and for Africa 44%.

The profit for the years ended December 31, 2004 and 2003 was $68.2 million and $178.8 million respectively. The basic earnings per common share for the years ended December 31, 2004 and 2003 was $0.82 and $2.74 respectively. The profit for the years to December 2004 and 2003 included, amongst others, a net gain of $21.6 million and $257.1 million respectively, relating to the valuation movement on investment in securities, the fair value result on financial instruments and the gain on debt restructuring.

Total cellular minutes increased by 39% for the year to December 2004 compared with 2003.

COMMENTS ON FINANCIAL STATEMENTS

The net value of licenses increased to $277.5 million in the fourth quarter of 2004. This increase was primarily due to the acquisition and/or renewal of licenses in Pakistan, Ghana, El Salvador and Chad. The value of the Paktel license was recorded at the present value of the total cash outflows payable from 2004 to 2017 of a gross amount of $291.0 million, resulting in a license value of $216.5 million.

The unpaid portion of the licenses is recorded under the captions ‘other non-current liabilities’ and ‘other current liabilities’. As of December 31, 2004, the Paktel license results in a non-current liability of $176.0 million and a current liability of $28.3 million. The license in Ghana results in a non-current liability of $11.7 million and a current liability of $4.0 million.

In the fourth quarter Millicom recorded a $7.1 million asset impairment on AMPS and TDMA network equipment as a result of GSM migration in a number of operations. In addition Millicom has decided to shorten the amortization period on AMPS and TDMA network equipment in the relevant markets so that these assets will be fully amortized by the end of 2008.

For the fourth quarter of 2004, the conversion to US dollars of the 5% mandatory exchangeable Notes in Tele2 shares (the “5% Notes”) resulted in an exchange loss of $31.5 million. This loss was offset by a gain resulting from the valuation movement on the Tele2 shares of $18.0 million and a gain on the fair value result of the embedded derivative on the 5% Notes of $16.3 million. This resulted in a net gain of $2.8 million for the quarter.

For the year 2004, the conversion to US dollars of the 5% Notes resulted in an exchange loss of $27.5 million and the valuation movement on the Tele2 shares resulted in a loss of $127.2 million. These losses were offset by a gain on the fair value result of the embedded derivative on the 5% Notes of $148.7 million resulting in a net loss for the year of $6.0 million.

The interest expense for the fourth quarter of 2004 comprised prepaid interest and amortization of deferred financing fees on the 5% Notes of $6.4 million, interest and amortization of deferred financing fees on the 10% Notes of $14.8 million, interest expenses of $2.3 million computed on the Paktel license payable, interest expense of $2.1 million due to the early repayment of debt to a former minority holder of El Salvador which was recorded at the present value of the expected cash outflows, and interest expenses on other debt and financing of $5.6 million.

‘Other operating income’ represents a compensation of $3.3 million received from a supplier due to the late delivery of network equipment in Central and South America. The total compensation to which Millicom is entitled amounts to approximately $9.8 million. The compensation is in the form of vouchers to be used for future purchase of equipment. The recognition as other operating income occurs when the equipment is delivered. Millicom currently has a contingent asset of approximately $6.5 million representing compensation which is expected to be recognized as other operating income in the first and second quarters of 2005, when the equipment is delivered.

NOMINATIONS COMMITTEE FOR THE 2005 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Following the Annual General Meeting of Shareholders of Millicom held in May 2004, a Nominations Committee was created. The Nominations Committee members are Cristina Stenbeck (Chairman), Vigo Carlund and Daniel Johannesson.

The Nominations Committee will submit a proposal for the composition of the Board of Directors that will be presented for approval to the 2005 Annual General Meeting of Shareholders which will be held on Tuesday, May 31, 2005.

Shareholders who would like to suggest representatives for the Millicom Board of Directors can send a letter to AGM, Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Luxembourg or an e-mail to agm@millicom.com.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 399 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 17:00 CET / 11:00 ET, on Tuesday, February 15, 2004. The dial-in numbers are: +44 (0)20 7984 7572 or +1 718 354 1171 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7984 7578 or +1 718 354 1112, access code: 4695110#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended December 31, 2004 and 2003

  Consolidated statements of profit and loss for the years ended December 31, 2004 and 2003

  Consolidated balance sheets as at December 31, 2004 and December 31, 2003

  Condensed consolidated statements of cash flows for the years ended December 31, 2004 and 2003

  Condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004 and 2003

  Quarterly analysis by cluster

     Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended December 31, 2004 and 2003

	Quarter ended Dec 31, 2004 (Unaudited) US$ ’000	Quarter ended Dec 31, 2003 (Unaudited) US$ ’000

Revenues	255,686	201,855

Operating expenses

Cost of sales (excluding depreciation and amortization)	(67,697)	(54,320)
Sales and marketing	(37,291)	(30,289)
General and administrative expenses	(30,217)	(24,270)
Other Operating income	3,287	-

EBITDA	123,768	92,976

Corporate and license acquisition costs	(5,902)	(8,355)
Write-down of assets, net	(7,141)	(6,172)
Depreciation and amortization	(51,796)	(37,918)

Operating profit	58,929	40,531

Gain (loss) on exchange and disposal of investments	(44)	1,082
Valuation movement on investment in securities	17,999	127,521
Fair value result on financial instruments	16,310	(58,138)
Profit from associated companies	311	163

Profit before financing and taxes	93,505	111,159

Interest expense	(31,208)	(43,852)
Interest income	2,790	-
Exchange loss, net	(28,427)	(51,915)

Profit before taxes	36,660	15,392

Taxes	(8,139)	(23,268)

Profit / (Loss) after taxes	28,521	(7,876)

Minority interest	(2,598)	(2,357)

Profit / (Loss) for the quarter	25,923	(10,233)

Basic earnings per common share (US$)	0.28	(0.16)

Weighted average number of shares outstanding in the quarter (in thousands)	91,893	65,664

Profit for the quarter used to determine diluted earnings per common share	25,923	(10,233)

Diluted earnings per common share (US$)	0.28	(0.16)

Weighted average number of shares and potential dilutive shares outstanding in the quarter (in thousands)	92,461	65,664

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the years ended December 31, 2004 and 2003

	Year ended Dec 31, 2004 (Unaudited) US$ ’000	Year ended Dec 31, 2003 US$ ’000

Revenues	921,466	647,104

Operating expenses

Cost of sales (excluding depreciation and amortization)	(246,402)	(161,891)
Sales and marketing	(122,705)	(87,575)
General and administrative expenses	(99,789)	(76,827)
Other Operating income	3,287	-

EBITDA	455,857	320,811

Corporate and license acquisition costs	(26,244)	(25,455)
Write-down of assets, net	(9,730)	(6,482)
Depreciation and amortization	(170,993)	(128,572)

Operating profit	248,890	160,302

Gain on exchange and disposal of investments	193	4,047
Valuation movement on investment in securities	(127,158)	244,926
Fair value result on financial instruments	148,712	(84,578)
Profit from associated companies	814	380

Profit before financing and taxes	271,451	325,077

Interest expense	(108,534)	(135,172)
Interest income	7,810	4,836
Gain on debt restructuring	-	96,748
Exchange loss, net	(26,796)	(45,602)

Profit before taxes	143,931	245,887

Taxes	(58,900)	(52,369)

Profit after taxes	85,031	193,518

Minority interest	(16,790)	(14,695)

Profit for the year	68,241	178,823

Basic earnings per common share (US$)	0.82	2.74

Weighted average number of shares outstanding in the year (in thousands)	83,335	65,312

Profit for the year used to determine diluted earnings per common share	69,458	182,299

Diluted earnings per common share (US$)	0.77	2.26

Weighted average number of shares and potential dilutive shares outstanding in the year (in thousands)	90,312	80,500

     Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2004 and December 31, 2003

	Dec 31, 2004 (Unaudited) US$ ’000	Dec 31, 2003 US$ ’000
Assets

Non-current assets

Intangible assets
Goodwill, net	37,702	49,578
Licenses, net	277,705	30,889
Other intangible assets, net	2,561	5,148
Property, plant and equipment, net	575,649	487,746
Financial assets
Investment in Tele2 AB shares	351,882	479,040
Investment in other securities	13,393	25,397
Investment in associated companies	2,220	1,340
5% Mandatory Exchangeable Notes – Embedded derivative	45,255	-
Pledged deposits	26,743	31,530
Deferred taxation	5,806	5,226

Total non-current assets	1,338,916	1,115,894

Current assets

Investment in other securities	15,327	15,291
Inventories	16,304	10,941
Debtors
Trade receivables, net	141,972	113,750
Amounts due from joint ventures	11,715	13,137
Amounts due from other related parties	2,265	2,905
Prepayments and accrued income	36,875	19,739
Other current assets	62,256	49,583
Time deposits	610	32,880
Cash and cash equivalents	421,442	148,829

Total current assets	708,766	407,055

Total assets	2,047,682	1,522,949

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2004 and December 31, 2003

	Dec 31, 2004 (Unaudited) US$ ’000	Dec 31, 2003 US$ ’000

Shareholders’ equity and liabilities

Shareholders’ equity

Share capital and premium	513,782	239,876
Treasury stock	(8,833)	(8,833)
2% PIK Notes – equity component	-	16,006
Legal reserve	13,577	4,256
Retained losses brought forward	(276,608)	(446,110)
Profit for the period	68,241	178,823
Currency translation reserve	(71,116)	(69,198)

Total shareholders’ equity	239,043	(85,180)

Minority interest	43,351	26,571

Liabilities

Non-current liabilities

10% Senior Notes	536,629	536,036
2% PIK Notes – Debt component	-	50,923
5% Mandatory Exchangeable Notes – Debt component	365,006	327,635
5% Mandatory Exchangeable Notes – Embedded derivative	-	103,457
Other debt and financing	140,110	126,150
Other non-current liabilities	197,627	-
Deferred taxation	38,832	33,944

Total non-current liabilities	1,278,204	1,178,145

Current liabilities

Other debt and financing	72,668	132,664
Trade payables	178,639	112,764
Amounts due to related parties	3,698	608
Accrued interest and other expenses	55,203	44,673
Other current liabilities	176,876	112,704

Total current liabilities	487,084	403,413

Total liabilities	1,765,288	1,581,558

Total shareholders’ equity and liabilities	2,047,682	1,522,949

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the years ended December 31, 2004 and 2003

	Dec 31, 2004 (Unaudited) US$ ’000	Dec 31, 2003 US$ ’000

Net cash provided by operating activities	318,009	167,928
Cash flow used by investing activities	(194,056)	(86,066)
Cash flow provided / (used) by financing activities	150,183	(4,605)
Cash effect of exchange rate changes	(1,523)	1,121

Net increase in cash and cash equivalents	272,613	78,378
Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	421,442	148,829

Millicom International Cellular S.A.
Condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004 and 2003

	Dec 31, 2004 (Unaudited) US$ ’000	Dec 31, 2003 US$ ’000

Shareholders’ equity as at January 1	(85,180)	(295,259)
Disposal / Cancellation of treasury stock	-	2,394
Profit for the year	68,241	178,823
Net proceeds of equity offering	203,616	-
Shares issued via the exercise of stock options	2,867	1,181
Effect of consolidation of El Salvador	-	(3,248)
Issuance / Conversion of 2% PIK Notes	51,417	16,006
Movement in currency translation reserve	(1,918)	14,923

Shareholders’ equity	239,043	(85,180)

Millicom International Cellular S.A.
Quarterly analysis by cluster

	04 Q4	04 Q3	04 Q2	04 Q1	03 Q4
Total cellular subs

South East Asia	2,499,307	2,180,800	1,939,790	1,706,073	1,484,867
South Asia	1,458,846	1,300,977	1,271,138	1,246,692	1,192,282
Central America	1,697,036	1,537,904	1,523,790	1,443,815	1,412,513
South America	937,397	843,384	774,304	739,530	939,376
Africa	1,120,615	990,168	863,345	761,261	661,504

Sub-total	7,713,201	6,853,233	6,372,367	5,897,371	5,690,542
Divested	-	-	-	-	-

Total	7,713,201	6,853,233	6,372,367	5,897,371	5,690,542

Prop cellular subs

South East Asia	1,125,808	990,144	883,229	779,517	680,129
South Asia	1,246,132	1,083,736	1,063,081	1,044,513	998,207
Central America	1,149,299	1,049,491	1,037,755	987,115	968,635
South America	916,465	823,360	754,900	721,602	915,174
Africa	894,555	790,990	682,220	595,283	463,432

Sub-total	5,332,259	4,737,721	4,421,185	4,128,030	4,025,577
Divested	-	-	-	-	-

Total	5,332,259	4,737,721	4,421,185	4,128,030	4,025,577

Revenues (US$ ’000)

South East Asia	64,632	59,624	51,803	55,743	50,195
South Asia	24,889	28,006	29,746	30,608	29,140
Central America	87,899	77,660	70,691	68,784	67,414
South America	32,302	30,116	26,573	25,014	26,023
Africa	44,355	38,759	35,193	31,672	27,213
Other	1,609	1,122	1,209	1,244	1,136

Sub-total	255,686	235,287	215,215	213,065	201,121
Divested	-	585	834	794	734

Total	255,686	235,872	216,049	213,859	201,855

EBITDA (US$ ’000)

South East Asia	40,298	35,429	32,420	33,108	24,453
South Asia	4,908	12,421	14,983	16,908	15,734
Central America	44,695	40,987	36,134	33,750	32,009
South America	12,894	11,722	10,230	9,743	9,409
Africa	21,760	16,748	13,981	13,319	11,456
Other	(787)	101	(227)	(262)	(221)

Sub-total	123,768	117,408	107,521	106,566	92,840
Divested	-	186	184	224	136

Total	123,768	117,594	107,705	106,790	92,976